Erickson Air-Crane Incorporated

5550 SW Macadam Avenue, Suite 200

Portland, Oregon 97239

April 9, 2012

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:      Ms. Julie F. Rizzo

Mr. John Dana Brown

Mr. Juan Migone

Mr. David Humphrey

Re:      Erickson Air-Crane Incorporated

Registration Statement on Form S-1, File No. 333-166752

Registration Statement on Form 8-A, File No. 001-35482

Acceleration Request

Requested Date:  April 10, 2012

Requested Time: 4:00 P.M. Eastern Daylight Time

Ladies and Gentlemen:

Erickson Air-Crane Incorporated, a Delaware corporation (the “Registrant”), hereby respectfully withdraws its request made on April 4, 2012 for accelerated effectiveness pursuant to Rule 461 under the Securities Act of 1933, as amended (“Rule 461”), with respect to the above-referenced registration statement on Form S-1 (the “S-1 Registration Statement”) and the above-referenced registration statement on Form 8-A (the “8-A Registration Statement”).  Pursuant to Rule 461, the Registrant hereby respectfully requests that the S-1 Registration Statement be declared effective on the “Requested Date” at the “Requested Time” set forth above, or as soon thereafter as practicable.  The Registrant also requests that the 8-A Registration Statement be declared effective concurrently with the S-1 Registration Statement.

As requested by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in connection with this request the Registrant acknowledges that:

•                  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Douglas A. Tanner at (212) 530-5505 or Kevin A. MacLeod at (212) 530-5890 of Milbank, Tweed, Hadley & McCloy LLP, counsel to the Registrant, once the above-referenced registration statements have been declared effective.

Sincerely yours,

Erickson Air-Crane Incorporated

/s/ Edward T. Rizzuti
Name:	Edward T. Rizzuti
Title:	Vice President, General Counsel and Corporate Secretary

cc:                                 Udo Rieder, President and Chief Executive Officer

Charles Ryan, Senior Vice President and Chief Financial Officer

Erickson Air-Crane Incorporated

Douglas A. Tanner, Esq.

Kevin A. MacLeod, Esq.

Milbank, Tweed, Hadley & McCloy LLP

Michael P. Reed, Esq.

Frank M. Connor III, Esq.

DLA Piper LLP (US)

April 9, 2012

VIA EDGAR

Ms. Julie F. Rizzo

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Re:                             Erickson Air-Crane Incorporated

Registration Statement on Form S-1 (File No. 333-166752)

Dear Ms. Rizzo:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representative of the several underwriters, hereby join in the request of Erickson Air-Crane Incorporated (the “Company”) to withdraw the April 4, 2012 request for acceleration, and to request acceleration of the effective time of the above referenced Registration Statement so that it may be declared effective Tuesday, April 10, 2012, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we hereby advise you that the Preliminary Prospectus, dated April 4, 2012, as supplemented through the date hereof, was distributed by the several underwriters approximately as follows from April 4, 2012 through the date hereof:

To Whom Distributed	Number of Copies
Underwriters	5,200
Investors	1,000
Total	6,200

The undersigned, as representative of the several underwriters, hereby represents on behalf of the underwriters that the underwriters have complied and will comply with the requirements of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

Sincerely yours,

Stifel, Nicolaus & Company, Incorporated
Oppenheimer & Co. Inc.
Lazard Capital Markets LLC
D.A. Davidson & Co.
Wedbush Securities Inc.

By:	Stifel Nicolaus & Company, Incorporated
As representative of the several underwriters

By:	/s/ Thomas J. Murphy
	Name:	Thomas J. Murphy
	Title:	Managing Director of Investment Banking